SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2008

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Reports First Quarter 2008 Results; Announces CFO Departure Effective July 30 dated May 1, 2008.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Reports First Quarter 2008 Results

Thursday May 1, 8:00 am ET

Announces CFO Departure Effective July 30

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News) today reported that revenues for the first quarter of 2008 were $19.6 million compared with $24.3 million reported in the first quarter of 2007.

The Company incurred an operating loss of $4.1 million for the first quarter of 2008 compared with operating income of $1.8 million in the first quarter of 2007. Excluding the effects of stock-based compensation expense related to the adoption of FAS123R in both periods, the non-GAAP operating loss was $2.8 million in the first quarter of 2008 compared with operating income of $3.2 million in first quarter of 2007.

The net loss for the first quarter of 2008 was $3.1 million, or $0.15 per diluted share, compared with net income of $3.5 million, or $0.15 per diluted share, in the first quarter of 2007. Excluding the effect of stock-based compensation expense (which amounted to $1.3 million or $0.07 per diluted share in the first quarter of 2008 and $1.3 million or $0.06 per diluted share in the first quarter of 2007), the non-GAAP net loss was $1.8 million, or $0.08 per diluted share, for the first quarter of 2008, compared with non-GAAP net income of $4.9 million, or $0.21 per diluted share, in the first quarter of 2007.

The Company had forecast that revenues for the first quarter of 2008 would approximate $20.0 million and that the net loss would be approximately $3.5 million, or $0.18 per diluted share, including stock-based compensation expense of $1.4 million, or $0.07 per diluted share, related to the adoption of FAS123R. Excluding this item, the non-GAAP loss for the first quarter of 2008 was expected to approximate $2.1 million, or $0.11 per diluted share.

Business unit revenues for the first quarter of 2008 consisted of $14.1 million in Networking Business Unit (NBU) sales compared with $18.3 million in the first quarter of 2007 that included $1.3 million related to the DVS II contract, and $5.5 million in Technology Business Unit (TBU) sales compared with $6.0 million in the 2007 first quarter.

The Company ended the first quarter of 2008 with approximately $127.6 million in cash and liquid investments, equivalent to $6.04 per basic share, a decrease of $3.1 million from December 31, 2007. The decrease reflects the use of $3.6 million for the repurchase of 491,303 Company shares and $0.9 million of capital expenditures, offset by an increase of $1.4 million in cash flow from operating activities.

Boaz Raviv, Chief Executive Officer, commented: "Our first quarter results were generally in line with our expectations. They reflect the accelerated investment in R&D and in sales and marketing we announced last quarter as part of our plan to resume and strengthen our growth. Our plan is designed to take advantage of the increasing traction of the Unified Communications market and our new competitive advantage as the last independent network infrastructure provider. The increased OPEX spending is directed towards reasserting the technology leadership of our NBU in all product categories and deepening our relationships with our OEM partners and the reseller channel.

"Our NBU benefited in the first quarter from past R&D investment, especially version 5.5 of our SCOPIA platform with SCOPIA Desktop, which was released in October. It contributed to increased sequential sales through our channel partners AETHRA and LifeSize in the first quarter, and to better than expected sales to the U.S. federal market. Our sales through Cisco were slightly lower than expected, which we believe was due to slower deal finalization in the U.S. enterprise market because of economic uncertainty. This is expected to continue through the second quarter. We expect to see increased revenues from Cisco in the second half of the year, particularly because of the recent and planned release of several of our products by Cisco. Economic concerns have not affected the balance of our markets. We saw improved year-over-year growth in our enterprise sales in EMEA, and had our best first quarter ever in China and a strong quarter in Japan.

"We continued to introduce new products for our NBU in the first quarter, including enhancements to our SCOPIA platform to support our enterprise software provider partners, IBM and Microsoft. In January, we announced that SCOPIA 5.5 supports IBM Lotus Sametime, building upon our Click to Meet technology for them. That was followed by the introduction of the SCOPIA Office Communications Server 2007 Connector, which enhances the latest Microsoft Unified Communications solution.

"Our TBU continued to forge its leadership position in the developer market in the first quarter. In March, we announced the general availability of our ProLab Video Quality test solution and had the largest deal ever for ProLab - an advanced ProLab test tool application for a customer in the U.S. Our IMS, SIP and SIP Server products also saw growth in the quarter."

Mr. Raviv concluded: "We are executing on our recovery plan and are fully focused on returning to operating profitability and revenue growth in the second half of the year."

Separately, RADVISION announced that Tsipi Kagan, Chief Financial Officer, will be leaving RADVISION effective July 30, 2008. The Company currently has a search for her successor underway, which it expects to conclude in advance of Ms. Kagan's departure.

Boaz Raviv commented: "We deeply appreciate the many contributions that Tsipi has made over the past five years to RADVISION. Her leadership and professionalism have been recognized by everyone throughout the organization. We sincerely wish her every success in the future."

Tsipi Kagan said: "I am grateful to have been part of the RADVISION team. I am confident that the Company will continue its progress as the prominent leader in the visual communications market."

Guidance

The following statements are forward-looking, and actual results may differ materially.

The Company expects to report revenues for the second quarter of 2008 of approximately $20.5 million and a net loss of approximately $3.6 million or $0.17 per diluted share. This includes stock-based compensation expense related to the adoption of FAS123R of $1.3 million or $0.06 per diluted share. Excluding this item, the non-GAAP net loss for the second quarter 2008 is expected to be $2.3 million or $0.11 per diluted share. That compares to revenues for the second quarter of 2007 of $24.7 million and net income of $3.6 million or $0.16 per diluted share, which included stock-based compensation expense of $1.3 million or $0.06 per diluted share related to the adoption of FAS123R. Excluding the effect of stock-based compensation expense, net income for the second quarter of 2007 was $5.0 million or $0.22 per diluted share. (Full details are available on the Company s web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

First Quarter 2008 Earnings Conference Call/Webcast

RADVISION will hold a conference call to discuss its first quarter 2008 results and second quarter outlook, today, Thursday, May 1, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern). The passcode "RADVISION" will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter. Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/. A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on May 8th. To access the replay, please dial 1-800-879-7630 (International dialers may call +1-203-369-4000).

The PowerPoint presentation highlighting key financial metrics as well as the second quarter 2008 estimate also will be available in the Investor Relations section of the company's website. The presentation will be available beginning at 8:00 a.m. (Eastern) on May 1st and will be archived on the website until the end of the second quarter.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition videoconferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except share and per share data

                                                                  Three months ended
                                                                       March 31,
                                                           ------------------------------
                                                                2008              2007
                                                           ------------------------------
                                                                      Unaudited
                                                           ------------------------------
Revenues                                                     $   19,607      $   24,265
Cost of revenues                                                  4,197           5,005
                                                             ----------      ----------

Gross profit                                                     15,410          19,260
                                                             ----------      ----------

Operating costs and expenses:
   Research and development                                       8,140           7,665
   Marketing and selling                                          9,383           7,993
   General and administrative                                     1,999           1,758
                                                             ----------      ----------

Total operating costs and expenses                               19,522          17,416
                                                             ----------      ----------

Operating income (loss)                                          (4,112)          1,844
Financial income, net                                             1,044           1,721
                                                             ----------      ----------

Income (loss) before taxes on income                             (3,068)          3,565
Taxes benefit (expense)                                              (3)             26
                                                             ----------      ----------

Net income (loss)                                            $   (3,071)     $    3,539
                                                             ----------      ----------

Basic net earnings (loss) per Ordinary share                 $    (0.15)     $     0.16
                                                             ==========      ==========

Weighted Average Number of Shares Outstanding During the
Period - Basic                                               21,122,724      22,309,914
                                                             ==========      ==========

Diluted net earnings (loss) per Ordinary share               $    (0.15)     $     0.15
                                                             ==========      ==========
Weighted Average Number of Shares Outstanding During the
Period - Diluted                                             21,122,724      23,135,853
                                                             ==========      ==========

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude the expenses recorded for stock compensation in accordance with SFAS 123(R). These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude the expenses recorded for stock compensation in accordance with SFAS 123(R) that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies. The following table reconciles the GAAP to non-GAAP operating results:

                                                                       Three months ended
                                                                         March 31, 2008
                                                   ---------------------------------------------------------
                                                                          (Unaudited)
                                                   ---------------------------------------------------------
                                                                            Non-GAAP
                                                                           adjustment
                                                     GAAP results         share-based       Non-GAAP results
                                                     (as reported)        compensation          Pro Forma
                                                     -------------        ------------          ---------

Gross profit                                          $   15,410           $     101           $  15,511
Total operating costs and expenses                    $   19,522           $  (1,203)          $  18,319
Operating loss                                        $   (4,112)          $   1,304           $  (2,808)
Loss before taxes on income                           $   (3,068)          $   1,304           $  (1,764)
Net Loss                                              $   (3,071)          $   1,304           $  (1,767)
                                                      ==========           =========           =========
Basic net earnings per Ordinary share                 $    (0.15)          $    0.07           $   (0.08)
                                                      ==========           =========           =========
Diluted net earnings per Ordinary share               $    (0.15)          $    0.07           $   (0.08)
                                                      ==========           =========           =========

                                                                       Three months ended
                                                                         March 31, 2007
                                                   ---------------------------------------------------------
                                                                          (Unaudited)
                                                   ---------------------------------------------------------
                                                                            Non-GAAP
                                                                           adjustment
                                                     GAAP results         share-based       Non-GAAP results
                                                     (as reported)        compensation          Pro Forma
                                                     -------------        ------------          ---------

Gross profit                                          $   19,260           $      96           $  19,356
Total operating costs and expenses                    $   17,416           $  (1,234)          $  16,182
Operating loss                                        $    1,844           $   1,330           $   3,174
Loss before taxes on income                           $    3,565           $   1,330           $   4,895
Net Loss                                              $    3,539           $   1,330           $   4,869
                                                      ==========           =========           =========
Basic net earnings per Ordinary share                 $    (0.16)          $    0.06           $   (0.22)
                                                      ==========           =========           =========
Diluted net earnings per Ordinary share               $    (0.15)          $    0.06           $   (0.21)
                                                      ==========           =========           =========


CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except per share data
                                                                      March 31,       December 31,
                                                                         2008             2007
                                                                      ---------       ------------
                                                                      Unaudited         Audited
                                                                      ---------       ------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)                                          $  38,036        $  45,370
Short-term bank deposits *)                                              46,553           42,242
Short-term marketable securities *)                                      16,871           28,037
Trade receivables                                                        14,141           15,011
Other accounts receivable and prepaid expenses                            8,292            8,464
Inventories                                                               1,023            1,560
                                                                      ---------        ---------

Total current assets                                                    124,916          140,684
                                                                      ---------        ---------

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term marketable securities *)                                       26,121           15,093
Long-term prepaid expenses                                                1,533            1,618
Severance pay fund                                                        4,863            4,555
Long-term deferred tax asset                                              3,351            3,394
                                                                      ---------        ---------

Total long-term investments and receivables                              35,868           24,660
                                                                      ---------        ---------

Property and equipment, net                                               5,552            5,237
                                                                      ---------        ---------

Goodwill                                                                  2,966            2,966
                                                                      ---------        ---------

Other intangible assets, net                                              1,089            1,362
                                                                      ---------        ---------

Total assets                                                          $ 170,391        $ 174,909
                                                                      =========        =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                                        $   3,005        $   2,389
Deferred revenues                                                         6,445            6,429
Accrued expenses and other accounts payable                              12,797           12,607
                                                                      ---------        ---------

Total current liabilities                                                22,247           21,425
                                                                      ---------        ---------

Accrued severance pay                                                     5,973            5,656
                                                                      ---------        ---------

Total liabilities                                                        28,220           27,081
                                                                      ---------        ---------

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value                                        234              234
Additional paid-in capital                                              136,631          135,327
Treasury stock                                                          (25,184)         (21,662)
Accumulated other comprehensive income                                     (288)              55
Retained earnings                                                        30,778           33,874
                                                                      ---------        ---------

Total shareholders' equity                                              142,171          147,828
                                                                      ---------        ---------

Total liabilities and shareholders' equity                            $ 170,391        $ 174,909
                                                                      =========        =========

*) Total cash and liquid investments                                  $ 127,581        $ 130,742
                                                                      =========        =========

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
                                                                       Three months ended
                                                                            March 31,
                                                                       ------------------
                                                                         2008      2007
                                                                       --------  --------
                                                                           Unaudited
                                                                       --------------------
Cash flows from operating activities:
-------------------------------------
Net income (loss)                                                      $ (3,071)  $  3,539
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization                                               912        809
Accrued interest, amortization of premium and accretion of discount         309        213
on marketable securities and bank deposits, net
Stock -based compensation                                                 1,304      1,330
Gain on sale of property and equipment                                       (6)         -
Decrease in trade receivables, net                                          870      2,809
Decrease in other accounts receivable and prepaid expenses                  199      1,220
Decrease (increase) in inventories                                          537       (157)
Decrease in long-term prepaid expenses                                       85          -
Deferred tax asset                                                          (95)      (536)
Increase (decrease) in trade payables                                       616       (313)
Increase (decrease) in deferred revenues                                     16     (2,175)
Increase in other accounts payable and accrued expenses                     190        409
Accrued severance pay, net                                                    9        346
                                                                       --------   --------

Net cash provided by operating activities                                 1,875      7,494
                                                                       --------   --------

Cash flows from investing activities:
-------------------------------------
Proceeds from redemption of marketable securities                        23,399     11,670
Purchase of marketable securities                                       (23,360)   (16,900)
Proceeds from withdrawal of bank deposits                                32,739     38,672
Purchase of bank deposits                                               (37,492)   (36,415)
Purchase of property and equipment                                         (954)      (832)
Proceeds from sale of property and equipment                                  6          -
                                                                       --------   --------

Net cash used in investing activities                                    (5,662)    (3,805)

Cash flows from financing activities:
-------------------------------------
Purchase of treasury stock                                               (3,565)         -
Issuance of Ordinary shares and treasury stock for cash upon                 18      3,760
exercise of options
Tax benefit related to exercise of stock options                              -         35
                                                                       --------   --------

Net cash provided by (used in) financing activities                      (3,547)     3,795
                                                                       --------   --------

Increase (decrease) in cash and cash equivalents                         (7,334)     7,484
Cash and cash equivalents at beginning of period                         45,370     23,110
                                                                       --------   --------

Cash and cash equivalents at end of period                             $ 38,036   $ 30,594
                                                                       ========   ========

Supplemental disclosure of non-cash flows from investing and
------------------------------------------------------------
financing activities:
---------------------
Receivables on account of shares                                       $      -    $    13
                                                                       ========   ========


Contact:
RADVISION Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: May 1, 2008